SECURE COMPUTING CORPORATION

4810 Harwood Road

San Jose, CA 95124

PRIVILEGED AND CONFIDENTIAL

SUBMITTED VIA EDGAR

November 21, 2005

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Christine Davis

Re:	Secure Computing Corporation

Response to SEC Review Comments dated 11/15/05 and conversations with the Staff on 11/16/05 and 11/18/05

Commission file no: 000-27074

Dear Gentlemen:

This letter is in response to the letter dated November 15, 2005 to Secure Computing Corporation regarding Secure Computing’s Form 10-K for the fiscal year ended December 31, 2004 and Form 10-Q for the fiscal quarter ended June 30, 2005 and conversations with the Staff on November 16 and 18, 2005 (Commission File No. 000-27074). The following responses are keyed to the Staff’s comments.

(1) We have read your response to prior comment number 2 and believe that the costs related to providing support, maintenance, training and instillation service revenues should be classified as cost of sales. If the individuals that provide these services play a dual role in you operations, then an allocation of their costs should be considered in your income statement classification. Refer to 5-03(b)(2) of Regulation S-X. As previously requested, quantify the costs that represent cost of providing service revenues that are currently included in selling and marketing expenses. Revise your financial statements or advise why such revision is not necessary.

As discussed with the Staff on November 16, 2005 and further discussed on November 18, 2005, we have performed a high level analysis based on inquiries of certain employees and members of management of the time spent by our Support and Services group on pre-sales activities and PCS. Based on the results of this analysis, we believe that less than approximately 70% of the costs related to the individuals in the Support and Services group (the group of individuals that provide support, maintenance, training and installation services) represent costs of providing Services revenue. We have used 70% in our analysis as we believe it is the maximum amount of expenses that could arguably be reclassified from Sales and Marketing to Cost of Sales. For the reasons set forth below, we believe that the impact of moving these costs to the cost of sales line on the financial statements under review is immaterial and would not provide any more meaningful information to the reader of the financial statements. The information in the table that follows is provided to support this position. As indicated below, if up to 70% of the Support and Services group expenses are reclassified to cost of sales for the full years 2002, 2003 and 2004, our cost of sales as a percentage of revenue would be increased by up to a 5.7%, 5.5% and 4.9% for those years, respectively. For the first three quarter of 2005, this reclassification would increase cost of sales as a percentage of revenue by up to a 4.6%, 4.4% and 4.3%, respectively. We believe these percentage point differences are not material. We also note that a reclassification of these costs would have virtually no impact on the year-to-year and quarter-to-quarter trend in our gross margin rate. Based on conversations we have had with shareholders and potential shareholders, during the periods under review, in regards to gross margins and cost of sales, we believe it is the trend in the gross margin rate that is most meaningful to the reader of our financial statements, rather than the specific cost of sales, gross margin dollars or related percentages.

We have included further quantitative analysis below that shows the potential impact on the reported Cost of Sales line, the Sales and Marketing line and the impact as a percent of revenue.

Furthermore, from a qualitative and quantitative viewpoint, there is no impact on Revenues, Operating Income, Net Income, Earnings per Share and Cash flow. As such, and in accordance with SAB 99, we believe that a change in the presentation of these costs would not be viewed by a reasonable investor, or person relying upon the reports, to have significantly altered the “total mix” of information made available to them and they would not be influenced by this change in presentation.

We respectively submit that we believe this allocation is immaterial, both quantitatively and qualitatively, to the financial statements under review and that a revision of such statements is not necessary.

Even though we believe this allocation is immaterial we will undertake further analysis to determine the most appropriate allocation of the Support and Services group costs between ‘cost of sales’ and ‘selling and marketing expense’ and will report these costs as such on a prospective basis. This prospective presentation would be fully explained and disclosed in our press release announcing our December 31, 2005 quarterly results that is anticipated to be released in late January, 2006 and fully and appropriately disclosed in our 10-K filing for the year ended 12/31/05.

	Full Year	Full Year	Full Year	Q1	Q2	Q3
	2002	2003	2004	2005	2005	2005
Support Group Expenses	5,048	5,993	6,561	1,700	1,660	1,695
Potential Portion of costs representing services	70%	70%	70%	70%	70%	70%
Reported Cost of Sales	3,268	7,621	12,335	3,676	3,257	3,726
Potential Adjustment to Cost of Sales (a)	3,534	4,195	4,593	1,190	1,162	1,187
Potential Adjustment as a % of Cost of Sales	108%	55%	37%	32%	36%	32%
Cost of Sales as % of Revenue - Reported (b)	5%	10%	13%	14%	12%	14%
Cost of Sales as & of Revenue - adjusted (a)	11%	16%	18%	19%	17%	18%
Cost of Sales as a % of Revenue - Percentage Point Diff	(5.70)	(5.50)	(4.92)	(4.65)	(4.45)	(4.35)
Reported Gross Margin Rate (b)	94.7%	90.0%	86.8%	85.6%	87.5%	86.3%
Potential Adjusted Gross Margin Rate	89.0%	84.5%	81.9%	81.0%	83.1%	82.0%
Gross Margin Percentage Point Difference	(5.70)	(5.50)	(4.92)	(4.65)	(4.45)	(4.35)
Potential Adjustment $ as a Percent of Revenue	6%	6%	5%	5%	4%	4%
Support Group costs as a % of S&M costs (b)	14%	15%	14%	15%	14%	14%
Support Group costs as a % of S&M costs - adjusted (a)	4%	5%	4%	4%	4%	4%

(a)	Assumes that up to approximately 70% of the Support group costs are allocated to Cost of Sales.
(b)	As reported in previously filed 10-K and 10-Qs.

(2) We note your response to prior comment number 3 and have the following additional comments:

(a) It remains unclear to us how you determine the “average” amount when a product or subscription is sold separately and why you believe this “average” represents VSOE in accordance with paragraph 10 of SOP 97-2. As previously requested, please describe in reasonable detail the process you use to determine the “average.” Explain how you are able to conclude that using the average amount represents VSOE considering that the amount you charge your customers varies. Provide us specific examples and explain how you have established VSOE for your elements and arrangements.

Our process to establish VSOE of fair value for each element in a multiple-element arrangement is as follows:

When establishing VSOE of fair value of PCS within a multiple element arrangement, we first check to see if there is a stated renewal rate for the PCS. If there is a stated renewal rate, we compare that rate to the average pricing for PCS when sold separately for comparable, relevant transactions calculated as described in the following paragraph. If the stated renewal rate is within 15% of the average as calculated below or above the average by greater then 15%, the stated renewal rate is used as VSOE of fair value for the PCS in the multiple element arrangement. If the stated renewal rate is below 15% less then the average, then the average (as described below) is used as VSOE of fair value for the PCS in the multiple element arrangement. Please note that we estimate that less than 2% of our multiple element arrangement transactions include a stated renewal rate.

When an arrangement does not include a stated renewal rate for PCS and for all other elements in a multiple element arrangement, we use an average pricing model based on prices of the same item when sold separately to establish VSOE of fair value. The average pricing model uses a database of historical transactions sold separately for the rolling 12 months through the previous quarter ended to query items by part number. We assign part numbers to products based on type of product, number of users and/or units, length of the term, and customer type. Therefore, our part numbers are used to stratify and determine a population of comparable transactions. The model then calculates an average price from the population of comparable transactions for each item in the multiple element arrangement under review. This average price is then used in determining the proper allocation of the multiple element arrangement fee.

After selecting the initial population of transactions by part number, we manually review the population to ensure that the selected transactions are relevant and comparable and to determine that there are no outliers. We have only encountered one instance in the past twelve months where we excluded a particular transaction when determining the average. We believe that this method of selecting and averaging the population of transactions by part number produces comparable transactions that are both relevant and comparable.

To assist in our preparation of this letter to the Staff, and to help further explain why we believe our VSOE of fair value practices are highly accurate, relevant and consistent with SOP 97-2, we performed an analysis of our VSOE practices described above. Following is a summary of our analysis of a sampling of recent transactions. We compared the average (i.e. mean) price to the median price of the population. In doing so, we found that the average price is within 4% of the median. In a majority of the instances, we determined that the average price was less than 2% different from the median price. Also based on this sampling, we calculated that greater than approximately 75% of the prices in the population were within a 15% deviation from both the median and the average (mean). In a majority of the instances, approximately 95% of the transactions were within 15% of both the median and the average. Given that greater than approximately 75% of the population falls within 15% of the median and the average, we believe that using the average of this range of values is appropriate when establishing VSOE of fair value.

Furthermore, in this sampling of prior transactions, the size of the population used to calculate the average for each element was composed of approximately 80-100 comparable transactions. We also estimate that greater than 50% of our total transactions are for PCS being sold separately or product being sold separately. Therefore, less than 50% of our transactions contain multiple elements.

We have been consistently applying the process described above to establish VSOE of fair value for each element in multiple element arrangements.

We have included two examples of how VSOE of fair value is determined below.

Example #1 - VSOE of fair value on Sidewinder G2 appliance model 410C (Firewall Product)

To establish VSOE of fair value on the firewall appliance sold as part of a multiple element arrangement, we review transactions in which the exact same model of firewall appliance was sold separately, in this case model 410C, to the same customer type (population is relevant and comparable). The list price for this model is $5,900. To illustrate how VSOE of fair value would be established, a population of transactions in which this model was previously sold separately with sales prices is included below. Due to the volume of transactions, we have not included an actual entire population; this is just for illustrative purposes, but is representative of the population on how we establish VSOE of fair value. The actual population with these parameters would consist of approximately 80-100 transactions.

Transaction 1 = $4,425

Transaction 2 = $3,953

Transaction 3 = $3,953

All of these sales occurred within the previous 12 months. Therefore, in this example, VSOE of fair value would be $4,110 (the sum of the three transaction values, divided by three).

Example #2 - VSOE of fair value on 12-month SafeWord PremierAccess support for 300 users (PCS)

To establish VSOE of fair value on PCS, we use the renewal rate calculated using the same methodology described above. Other comparable renewals of PCS are used to determine VSOE of fair value. This calculation includes consideration of the number of users, length of the support term, and customer type. In this case, comparable transactions would be for renewal sales of SafeWord PremierAccess support in our 250 to 499 user tier for a term of 12-months (population is relevant and comparable). The list price for this support is $18.90 per user. To illustrate how VSOE of fair value would be established, a population of comparable transactions is included below. Due to the volume of transactions, we have not included an actual entire population; this is just for illustrative purposes, but is representative of the population on how we establish VSOE of fair value. The actual population with these parameters would consist of approximately 80-100 transactions.

Transaction 1 = $12.85 per user

Transaction 2 = $13.15 per user

Transaction 3 = $14.18 per user

Transaction 4 = $14.18 per user

All of these sales occurred within the previous 12 months. Therefore, in this example, VSOE of fair value would be $13.59 per user or $4,077 for 300 users.

(b) Please tell us more about your subscription based products. Please tell us whether these products are licensed to your customers or if they are made available to your customers under a hosting arrangement. Clarify whether you have a continuing performance obligation associated with the subscription based products. Additionally, please explain why you believe it is appropriate to recognize revenue relating to these products ratably and refer to the specific accounting literature that supports your revenue recognition model.

Our Web Filtering products allow customers to monitor and filter Internet usage of their organization based on our web filtering list. For our Web Filtering products, customers download free software from our website in order to use the web filtering list. This software when downloaded has no functionality without our URL control list. Our Web Filtering customers purchase a license to access our server to download our URL control list to use in conjunction with the downloaded software. This license also allows the customer to access and download control list updates which is required for continued functionality of the product. We consider these updates to be in substance a subscription to the ongoing updates. The license will function for a specified amount of time based on the terms of the subscription arrangement.

Our Anti-Virus subscriptions operate in virtually the same manner. Customers purchase a software license for our Anti-Virus product that blocks viruses based on a list of viruses. This list also receive updates, and the customers access those updates over a specified amount of time based on the terms of the subscription arrangement.

These subscription based products are licensed to our customers. We have a continuing performance obligation associated with these subscription based products as we are contractually obligated to provide the Web Filtering and Anti-Virus subscribers with the updates to the lists over the term of the arrangements. Due to the ongoing obligation, we view these as subscriptions and therefore, in accordance with paragraph 12 of SOP 97-2, we recognize this revenue ratably over the term of the subscription arrangement.

(c) Your response indicates that VSOE of solution planning and implementation services is determined based on the price when the element is sold separately. Specifically tell us how you determine pricing for these services. In this regard, we note that VSOE of services is often based on the hourly rate charged to customers. Please provide specific examples to explain how you have established VSOE for these elements.

Solution planning and implementation services are priced at a daily flat rate and customers purchase an appropriate number of service days. Revenue related to these services represented less than 1% of our total company revenue in all periods presented and as such are considered immaterial. However, VSOE of fair value for these elements is established by using the same method as described in our response to question 2(a).

(d) We note that you have not addressed our comment regarding the circumstances in which VSOE differs from the renewal rate and/or your published price list. In this regard, we note that you indicate that when there is no evidence of PCS being sold separately then fair value is based on the renewal price in the support agreement. It would appear that such renewal would represent evidence of PCS being sold separately. See paragraph 57 of SOP 97-2. Please advise.

We agree that a renewal rate represents evidence of PCS being sold separately. In instances where the arrangement includes a stated renewal rate, we determine if it may be used as VSOE of fair value for the PCS in the multiple element arrangement as fully described in our answer to question 2(a) above (2nd paragraph). We estimate that less than 2% of our transactions include a stated renewal rate. When an arrangement does not have a stated renewal rate, we use the same method as described in our further response to question 2(a) to establish VSOE of fair value in accordance with paragraph 57 of SOP 97-2.

You may contact the undersigned at (408) 979-6182 with questions or our legal counsel, Kyle Guse of Heller Ehrman LLP.

Very truly yours,

/s/Tim Steinkopf

Tim Steinkopf

Chief Financial Officer and

Senior Vice President

cc: Kyle Guse